Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Vital Human Capital, Inc. on Amendment No. 4 to Form S-1 (File No. 333-255592) of our report dated April 28, 2021 ,which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Vital Human Capital, Inc. as of March 16, 2021 and for the period from February 16, 2021 (inception) through March 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 23, 2021